# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Mountain Private Credit Fund, CIK 0002037804
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 1633 BROADWAY, 48TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/17/2024
Filed by CIK 0001018327
Persons authorized to receive notices and communications: Steven Klinsky, 1633 Broadway, 48th Floor, NEW YORK, New York (NY), 10019, 212-720-0300

## Reporting persons
- New Mountain GP Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,791,183.26; sole dispositive power 0; shared dispositive power 3,791,183.26; aggregate amount beneficially owned 3,791,183.26 (9.7% of the class)
- NM Holdings GP, L.L.C. (CIK 0001776766): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,791,223.26; sole dispositive power 0; shared dispositive power 3,791,223.26; aggregate amount beneficially owned 3,791,223.26 (9.7% of the class)
- New Mountain Finance Advisers, L.L.C. (CIK 0001527830): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40; sole dispositive power 0; shared dispositive power 40; aggregate amount beneficially owned 40 (0% of the class)
- New Mountain Capital Group, L.P. (CIK 0001777024): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40; sole dispositive power 0; shared dispositive power 40; aggregate amount beneficially owned 40 (0% of the class)
- KLINSKY STEVEN B (CIK 0001018327): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,203,828.58; sole dispositive power 0; shared dispositive power 6,203,828.58; aggregate amount beneficially owned 6,203,828.58 (15.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: New Mountain Private Credit Fund
Address of issuer's principal executive offices: 1633 BROADWAY, 48TH FLOOR, NEW YORK, New York (NY), 10019
Comment: This Schedule 13D relates to the common shares of beneficial interest, par value $0.001 per share (the "Shares") of New Mountain Private Credit Fund (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of: New Mountain GP Holdings, L.P., a Delaware limited partnership, NM Holdings GP, L.L.C., a Delaware limited partnership, New Mountain Finance Advisers, L.L.C., a Delaware limited liability company, New Mountain Capital Group L.P., a Delaware limited partnership and Steven B. Klinsky, a citizen of the United States of America. Each of the Reporting Person's business address is 1633 Broadway, 48th Floor, New York, New York, 10019.

NM Holdings GP, L.L.C. is the general partner of New Mountain GP Holdings, L.P. New Mountain Capital Group L.P. is the managing member of New Mountain Finance Advisers, L.L.C. NM Holdings GP, L.L.C. is the general partner of New Mountain Capital Group L.P. Steven B. Klinsky is the sole member and managing member of NM Holdings GP, L.L.C. New Mountain GP Holdings, L.P. was formed to seek long-term capital appreciation through direct investments in growth equity transactions, leveraged acquisitions, and management buyouts. Mr. Klinsky is engaged principally in the business of serving as the managing member of NM Holdings GP, L.L.C. and other affiliated entities and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company, which is principally engaged in managing private equity, private credit and net lease funds.
Residence or business address: See Item (a) above.
Present principal occupation or employment: See Item (a) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for citizenship of each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

On November 26, 2024, New Mountain Finance Advisers, L.L.C. received 40 Shares pursuant to their initial seed investment in the Issuer. The aggregate purchase price for the investment was $1,000. The source of funds for the purchase of the 40 Shares by New Mountain Finance Advisers, L.L.C. was from their working capital.

On December 17, 2024 (the "Closing Date"), pursuant to that certain agreement and plan of merger (the "Merger Agreement"), dated as of October 11, 2024, by and among the Issuer, New Mountain Guardian III BDC, L.L.C. ("GIII"), and, solely for the limited purposes set forth therein, New Mountain Finance Advisers, L.L.C., a Delaware limited liability company and the investment adviser to both the Company and GIII, GIII was merged with and into the Issuer, with the Issuer continuing as the surviving entity.

On the Closing Date, among other things, each Unit of Limited Liability Company Interest of GIII ("Unit"), was, at the option of the holder, either (i) converted into the right to receive an amount in cash equal to the Issuer per Unit net asset value determined as set forth in the Merger Agreement, (ii) transferred to Issuer in exchange for Shares (such transfer, the "Rollover Transaction"), or a combination thereof.

New Mountain Guardian Investments III, L.L.C. ("NMG"), a former unitholder of GIII of which New Mountain GP Holdings L.P. and Mr. Klinsky were members, executed a subscription agreement for their entire ownership of Units to be exchanged for Shares in the Rollover Transaction and, effective as of the Closing Date, distributed the Shares received to its members pro rata (the "Distribution"). New Mountain GP Holdings L.P. and Mr. Klinsky, respectively, received 3,791,183.256 and 2,362,205.328 Shares from the Distribution. Shares received is an estimate based on calculations available as of the date of filing. The Reporting Person undertakes to amend this Schedule 13D, if necessary, following the final calculation.

On December 17, 2024, Mr. Klinsky, indirectly through trusts established for the benefit of immediate family members, subscribed for an additional 50,400 Shares issued upon the Closing Date, which includes 2,400 Shares received for no consideration in connection with such trusts' purchase from the Issuer of 48,000 Shares at $25.00 per Share for an aggregate purchase price of $1,200,000.00.

The foregoing descriptions of the Merger Agreement and the Subscription Agreement do not purport to be complete and each is qualified in its entirety by reference to the full text such agreement, each of which are filed as exhibits hereto and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

New Mountain Finance Advisers, L.L.C., a wholly-owned subsidiary of New Mountain Capital Group, L.P. is the Issuer's investment adviser.

The acquisition of the Shares as described under Item 3 is solely for investment purposes. The Reporting Persons evaluate their investments in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the "Board"), other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's unitholders, and others.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference to this Item 5.

As of the date hereof, Mr. Klinsky may be deemed to beneficially an aggregate of 6,203,828.584 Shares representing approximately 15.9% of the outstanding Shares as follows: (i) 2,362,205.328 Shares held directly, (ii) 3,791,183.256 Shares held directly by New Mountain GP Holdings, L.P., (iii) 40 Shares held directly by New Mountain Financial Advisers, LLC and (iv) 50,400 Shares held in trusts established for the benefit of immediate family members for which Mr. Klinsky serves as trustee of the and, in such capacity, has investment and voting discretion over shares held by each trust.

The beneficial ownership percentage is based on 38,972,295 Shares outstanding as of December 17, 2024 as disclosed by the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: NM Holdings GP, L.L.C. is the general partner of New Mountain GP Holdings, L.P. New Mountain Capital Group L.P. is the managing member of New Mountain Finance Advisers, L.L.C. NM Holdings GP, L.L.C. is the general partner of New Mountain Capital Group L.P. Mr. Klinsky is the sole member and managing member of NM Holdings GP, L.L.C. and as such may be deemed to be the beneficial owner of the securities reported herein.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 hereof are hereby incorporated by reference into this Item 6.

On December 16, 2024, Mr. Klinsky entered into a letter agreement (the "Letter Agreement") with NMG and New Mountain Finance Advisers, L.L.C., pursuant to which the Mr. Klinsky agreed to not dispose of the Shares received from the Distribution for a period of five (5) years from the Closing Date.

The foregoing description of the Letter Agreement does not purport to be complete and qualified in its entirety by reference to the full text of the Letter Agreement which is filed as an exhibit hereto and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A- Joint Filing Agreement
Exhibit B- Power of Attorney
Exhibit C- Agreement and Plan of Merger, dated as of October 11, 2024 among the Issuer, GIII and New Mountain Finance Advisers, L.L.C. (Incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K filed on December 18, 2024)
Exhibit D- Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 of the Issuer's Form 10 filed on September 27, 2024)
Exhibit E- Letter Agreement

## Signatures
- New Mountain GP Holdings, L.P.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (12/23/2024)
- NM Holdings GP, L.L.C.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (12/23/2024)
- New Mountain Finance Advisers, L.L.C.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (12/23/2024)
- New Mountain Capital Group, L.P.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (12/23/2024)
- KLINSKY STEVEN B: /s/ Joseph Hartswell, Joseph Hartswell, Attorney-in-Fact for Steven B. Klinsky (12/23/2024)